SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 SCHEDULE 13D (Rule 13d-101) UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 3)1
Cadence Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $.0001 par value
(Title of Class of Securities)

12738T 10 0
(CUSIP Number)

Domain Associates, LLC	Ropes & Gray LLP
One Palmer Square	1211 Avenue of the Americas
Princeton, NJ 08542	New York, NY 10036
Attn: Kathleen K. Schoemaker	Attn: Morri Weinberg, Esq.
Tel: (609) 683-5656	Tel: (212) 596-9000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 19, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    [   ]

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12738T 10 0

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY) Domain Partners VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X] (b) [ ]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,738,640
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 7,738,640
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,738,640
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14.		TYPE OF REPORTING PERSON PN

CUSIP No. 12738T 10 0

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY) DP VI Associates, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X] (b) [ ]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 82,928
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 82,928
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,928
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14.		TYPE OF REPORTING PERSON PN

CUSIP No. 12738T 10 0

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY) Domain Partners VII, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X] (b) [ ]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,876,150
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,876,150
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,876,150
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14.		TYPE OF REPORTING PERSON PN

CUSIP No. 12738T 10 0

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY) DP VII Associates, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X] (b) [ ]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 66,136
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 66,136
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,136
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14.		TYPE OF REPORTING PERSON PN

CUSIP No. 12738T 10 0

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY) Domain Associates, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X] (b) [ ]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 27,500
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 27,500
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,500
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14.		TYPE OF REPORTING PERSON OO

CUSIP No. 12738T 10 0

AMENDMENT NO. 3 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by the Reporting Persons with respect to the Common Stock of the Issuer on March 5, 2008, Amendment No. 1 thereto filed on February 25, 2009 and Amendment No. 2 thereto filed on January 22, 2013 (as so amended, the "Schedule 13D").  Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended as follows:

Item 5.          Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated as follows:

The information requested by this paragraph is incorporated herein by reference to the cover pages to this Amendment No. 3 to Schedule 13D. Share numbers reported give effect to the exercise of all Warrants held by the Reporting Persons and ownership percentages are based on 85,559,869  shares of Common Stock outstanding  as of  October 31, 2012, as reported in the Issuer’s Report on Form 10Q for the period ended September 30, 2012 filed with the Commission on November 6, 2012.

Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

Since the filing of Amendment No. 2 to the Schedule 13D, DP VII, DP VII A, DP VI and DP VI A have sold shares of Common Stock in open market transactions, pursuant to Rule 10b5-1 Sales Plans adopted by DP VII, DP VII A, DP VI and DP VI A with respect to the Common Stock of the Issuer, as follows:

Date	Aggregate Number of Shares Sold	Price per Share
January 22, 2013	61,868	$5.0198
January 23, 2013	104,811	$5.1081
January 24, 2013	150,163	$5.4468
January 25, 2013	57,005	$5.3757
January 28, 2013	68,870	$5.395
January 29, 2013	63,334	$5.265
January 30, 2013	45,908	$5.0027
January 31, 2013	76,629	$4.7138
February 1, 2013	40,389	$4.8467
February 13, 2013	23,822	$5.0002
February 14, 2013	12,200	$5.0091
February 15, 2013	12,265	$5.0039
February 19, 2013	41,656	$5.0174
February 20, 2013	8,258	$5.0047
March 1, 2013	31,566	$5.007

CUSIP No. 12738T 10 0

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 4, 2013

DOMAIN PARTNERS VI, L.P.
By:	One Palmer Square Associates VI, LLC, General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DP VI ASSOCIATES, L.P.
By:	One Palmer Square Associates VI, LLC, General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DOMAIN PARTNERS VII, L.P.
By:	One Palmer Square Associates VII, LLC, General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DP VII ASSOCIATES, L.P.
By:	One Palmer Square Associates VII, LLC, General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DOMAIN ASSOCIATES, LLC
By:	/s/ Kathleen K. Schoemaker
Managing Member